**UPSTREAM EXPLORATION HOLDINGS LLC
AND SUBSIDIARY**

Audits of Consolidated Financial Statements

December 31, 2018 and 2017



Contents

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Auditor's Report

To the Members
Upstream Exploration Holdings LLC and Subsidiary

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Upstream Exploration Holdings LLC and Subsidiary which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, financial statements).

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upstream Exploration Holdings LLC and Subsidiary as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

LaPorte

A Professional Accounting Corporation

Covington, LA
April 2, 2019

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2018 and 2017

	2018	2017
Assets		
Current Assets		
Cash and Cash Equivalents	$ 10,542,465	$ 9,446,694
Accounts Receivable	642,807	274,521
Oil and Gas Sales Receivable	6,159,484	3,032,930
Inventory	280,025	503,723
Prepaid Expenses	432,594	286,618
Commodity Derivative Instruments at Fair Value	1,335,837	102,512
Total Current Assets	19,393,212	13,646,998
Property and Equipment		
Successful Efforts Used for Oil and Gas Properties		
Proved Properties Being Amortized	103,849,306	75,711,023
Unproved Properties Not Subject to Amortization	2,065,909	2,998,558
Other Property and Equipment	45,023	45,023
	105,960,238	78,754,604
Less: Accumulated Depreciation, Depletion, and Amortization	(28,947,145)	(19,004,904)
Property and Equipment, Net	77,013,093	59,749,700
Other Assets		
Deferred Income Taxes	1,628,247	1,023,526
Restricted Cash	50,000	2,554,796
Total Other Assets	1,678,247	3,578,322
Total Assets	$ 98,084,552	$ 76,975,020

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY
Consolidated Balance Sheets (Continued)
December 31, 2018 and 2017

	2018	2017
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ **5,448,240**	$ 5,958,398
Revenue and Royalties Payable	**1,487,625**	1,271,835
Commodity Derivative Instruments at Fair Value	**53,855**	692,586
Asset Retirement Obligations - Current Portion	**374,665**	-
Oil and Gas Imbalances	**136,199**	74,262
Total Current Liabilities	**7,500,584**	7,997,081
Long-Term Liabilities		
Deferred Income Taxes	**6,492,541**	664,310
Asset Retirement Obligations - Long-Term Portion	**10,955,047**	10,594,922
Total Long-Term Liabilities	**17,447,588**	11,259,232
Total Liabilities	**24,948,172**	19,256,313
Members' Equity	**73,136,380**	57,718,707
Total Liabilities and Members' Equity	$ **98,084,552**	$ 76,975,020

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY
Consolidated Statements of Operations and Members' Equity
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenue		
Oil and Gas Revenue, Net of Royalties	$ 49,523,629	$ 31,020,750
Realized Losses on Commodity Derivative Instruments	(1,428,427)	(81,368)
Other Revenue	94,210	545,027
Total Revenue	48,189,412	31,484,409
Operating Expenses		
Lease Operating Expenses	8,872,657	9,593,235
Depreciation, Depletion, and Amortization	9,942,240	8,228,494
Production Taxes	4,999,431	2,695,618
Workover Expenses	763,391	242,029
Accretion of ARO Liabilities	632,278	586,982
Abandonment of Prospects	109,020	4,555,073
General and Administrative Expenses	6,836,228	7,447,931
Total Operating Expenses	32,155,245	33,349,362
Operating Income (Loss)	16,034,167	(1,864,953)
Other Income (Expense)		
Unrealized Gains on Commodity Derivative Instruments	1,872,056	151,108
Interest Expense	(10,680)	(2,555)
Other	2,852,889	4,273,980
Total Other Income (Expense)	4,714,265	4,422,533
Net Income Before Income Tax Expense	20,748,432	2,557,580
Income Tax Expense	(5,330,759)	(1,176,672)
Net Income	15,417,673	1,380,908
Members' Equity - Beginning	57,718,707	56,337,799
Contributions	-	-
Members' Equity - Ending	$ 73,136,380	$ 57,718,707

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net Income	$ 15,417,673	$ 1,380,908
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities		
Depreciation, Depletion, and Amortization	9,942,240	8,228,494
Accretion Expense	632,278	586,982
Abandonment of Prospects	109,020	4,555,073
Unrealized Gains on Commodity		
Derivative Instruments	(1,872,056)	(151,108)
Deferred Income Taxes	5,223,510	1,202,446
(Increase) Decrease in:		
Accounts Receivable	(368,286)	364,983
Oil and Gas Sales Receivable	(3,126,554)	193,397
Inventory	223,698	(254,362)
Prepaid Expenses	(145,976)	116,828
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	(510,158)	4,067,323
Revenue and Royalties Payable	215,790	199,118
Settlement of Asset Retirement Obligations	(321,051)	(185,316)
Oil and Gas Imbalances	61,937	(51,815)
Net Cash Provided by Operating Activities	25,482,065	20,252,951
Cash Flows from Investing Activities		
Acquisition and Development of Oil and Gas Properties	(26,891,090)	(18,943,210)
Proceeds from Sale of Property and Equipment	-	23,500
Decrease (Increase) in Restricted Cash Accounts	2,504,796	(2,504)
Net Cash Used in Investing Activities	(24,386,294)	(18,922,214)
Net Increase in Cash and Cash Equivalents	1,095,771	1,330,737
Cash and Cash Equivalents - Beginning	9,446,694	8,115,957
Cash and Cash Equivalents - Ending	$ 10,542,465	$ 9,446,694
Supplemental Disclosures of Cash Flow Information		
Cash Paid During the Year for Interest	$ 10,680	$ 2,555
Non-Cash Capitalized Asset Retirement Obligations	423,564	865,342
Non-Cash Realized Gains on Asset Retirement Obligations	67,618	-

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1.   Summary of Significant Accounting Policies

Upstream Exploration Holdings LLC and Subsidiary (the Company) is an independent oil and gas company engaged in the acquisition, development, and exploration of oil and natural gas. The Company's principal areas of operation are in south Louisiana and Texas and state waters of the Gulf of Mexico. The Company was formed December 9, 2015 as a Delaware Limited Liability Company.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Upstream Exploration Holdings LLC and its wholly-owned subsidiary, Upstream Exploration LLC. Intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents
For the purpose of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Restricted Cash
In connection with the purchase of certain oil and gas interests, the Company, by agreement, assumed certain plugging and abandonment, reclamation, restoration, and clean up liabilities and obligations related thereto. To secure these liabilities, the amount of restricted cash at December 31, 2018 and 2017 totaled $50,000 and $2,550,000, respectively.

Oil and Gas Sales Receivable and Accounts Receivable
Oil and gas sales receivable and accounts receivable consist of uncollateralized oil and natural gas revenues due under normal trade terms, as well as amounts due from working interest owners of oil and gas properties for their share of expenses paid on their behalf by the Company. Management reviews receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible. As of December 31, 2018 and 2017, there was no valuation allowance.

Inventory
Commodity inventories are valued at the lower of average cost or market.

Revenue Recognition
The Company recognizes oil and gas revenue from its interests in producing wells using the sales method. Under this method, revenues are recognized based on actual volumes of oil and gas produced and delivered to purchasers. As a result, the Company accrues revenue relating to production for which the Company has not yet received payment.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Oil and Gas Producing Activities
The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Capitalized costs of producing oil and gas properties are depreciated and depleted by the units-of-production method using estimates of proved reserves. Support equipment and other property and equipment are depreciated over their estimated useful lives.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss, if any, is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resulting gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalents, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

The Company follows Accounting Standards Update (ASU) 2010-03, *Extractive Activities - Oil and Gas (Topic 932)*, issued by the Financial Accounting Standards Board (FASB), in estimating its oil and gas reserves. This ASU defines proved oil and gas reserves to indicate that entities must use the average, first-day-of-the-month price during the 12-month period before the ending date of the period covered by the report, requires disclosure of geographical areas that represent a certain percentage of proved reserves, outlines the reserve estimation requirements for changes in practice and technology, and requires an entity to disclose separately the amounts and quantities for consolidated and equity method investments.

Depreciation, depletion, and amortization (DD&A) is computed on the units-of-production method. DD&A expense includes the amounts computed on capitalized future plugging and abandonment costs. Depreciation, depletion, and amortization expense for the Company's oil and gas properties totaled $9,936,871 and $8,222,778, for the years ended December 31, 2018 and 2017, respectively.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Other Property and Equipment

Other property and equipment, which includes office furniture and equipment, is depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Gain or loss on retirement, sale, or other disposition of these assets is included in income in the period of disposition. Costs of major repairs that extend the useful life are capitalized. Costs for maintenance and repairs are expensed as incurred. Depreciation expense for other property and equipment totaled $5,369 and $5,716, for the years ended December 31, 2018 and 2017, respectively.

Long-Lived Assets

The Company continually evaluates the recoverability of the carrying value of its long-lived assets, primarily property and equipment. When certain events and circumstances indicate the cost of an asset or assets may be impaired, the Company recognizes a write-down to estimated fair value, which is obtained from quoted prices or expected discounted cash flows from the related assets. There was no impairment loss recognized for the years ended December 31, 2018 and 2017.

Commodity Derivative Instruments

The Company manages the potential impact of changes in the price of oil and natural gas by entering into commodity derivative instruments, but does not use them for speculative purposes.

The Company accounts for commodity derivative instruments in accordance with FASB Accounting Standards Codification (ASC) 815. ASC 815 requires the Company to recognize all derivative instruments on the balance sheet as either an asset or liability, measured at fair value, and requires that changes in a derivative's fair value be realized currently in earnings, unless hedge accounting criteria are met.

The Company's commodity derivative instruments are specifically referenced to the NYMEX index prices received for its designated production. Estimating the fair value of derivatives requires complex calculations incorporating estimates of future prices, discount rates, and price movements. As a result, the Company obtains the fair value of its commodity derivatives from the counterparties to those contracts. Because the counterparties are market makers, they are able to provide a literal market value, or what they would be willing to settle such contracts for as of the given date.

At December 31, 2018 and 2017, the Company's commodity contracts did not qualify for hedge accounting treatment. Therefore, the fair value of the instruments is recorded on the consolidated balance sheets, with changes in fair value reflected in current-year earnings.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Asset Retirement Obligations

The Company accounts for future plugging and abandonment costs in accordance with FASB ASC 410. ASC 410 requires legal obligations associated with the retirement of long-lived assets (i.e., future plugging and abandonment costs) to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of the liability, that cost is capitalized as part of the carrying amount of the related long-lived asset. The estimate of future plugging and abandonment costs is highly subjective. Management's current estimate of the Company's share of such future costs is approximately $11,329,712 and $10,594,922, as of December 31, 2018 and 2017, respectively.

Income Taxes

The Company is a C corporation for income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes due to a change in tax rates is recognized in income in the period that includes the enactment date.

The components of the deferred taxes are individually classified as current and noncurrent, based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As a result of Tax Reform enacted on December 22, 2017, deferred taxes are based on the newly enacted U.S. federal statutory income tax rate of 21%. For December 31, 2017, the amount recorded related to the remeasurement of deferred tax assets and liabilities was $166,120 included in income tax expense in the Company's consolidated statement of operations and members' equity.

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken and, as such, does not have any uncertain tax positions that are material to the consolidated financial statements. Penalties and interest assessed by income taxing authorities, if any, would be included in operating expenses.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Substantially all accounts receivable result from uncollateralized natural gas and oil sales or joint interest billings to third parties in the oil and gas industry. This concentration of customers may impact overall credit risk, as these entities may be similarly affected by changes in economic and other conditions.

The Company periodically maintains cash in bank accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of depreciation, depletion, and amortization, asset retirement obligations, and the valuation of oil and gas properties.

The Company's oil and gas reserve quantities are the basis for the calculation of depreciation, depletion, and amortization, and impairment of oil and gas properties. Inputs for the Company's reserve estimates are determined internally. Management emphasizes that reserve estimates are inherently imprecise and that estimates of reserves of non-producing properties and more recent discoveries are more imprecise than those for properties with long production histories. During the course of the year, management maintains its own reserve estimates based on the most current production, cost, and geologic information. At least once a year, the Company employs the services of a third-party reserve engineering firm to evaluate its reserves and provide a reserve report.

In addition to the uncertainties inherent in the reserve estimation process, these amounts are affected by historical and projected prices for oil and natural gas which have typically been volatile. It is reasonably possible that the Company's oil and gas reserve estimates may materially change in subsequent years.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. ASU 2014-09, as deferred one year by ASU 2015-14, will be effective for annual reporting periods beginning after December 15, 2018 using either of two methods: (a) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09. The Company is utilizing a comprehensive approach to assess the impact of the guidance on each of its operating segments' revenue streams, including assessment of its performance obligations, principal versus agent considerations, and variable consideration. Additionally, the Company is evaluating the impact of the new guidance on disclosures, as well as the impact on controls to support the recognition. Based on the foregoing, at the current time the Company does not anticipate this standard will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from leases classified as finance or operating. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for financial statements issued for annual periods beginning after December 15, 2019. Management is currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)*, which provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently evaluating the impact ASU 2016-18 will have on its consolidated financial statements.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In January 2017, the FASB issued ASU 2017-01, *Business Combinations - Clarifying the Definition of a Business*. This ASU affects all companies that must determine whether they have acquired or sold a business by providing guidance on when a set of assets and activities is considered a business. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. As a result of this ASU, the Company's acquisitions of oil and gas properties after 2018 may not qualify for fair value accounting in accordance with FASB ASC 805, *Business Combinations*.

Note 2.   Unproved Properties

The Company is currently participating in oil and gas exploration and development activities. Unproved property costs and exploration costs have been excluded in computing amortization of the full cost pool, as a determination cannot be made about the extent of additional oil reserves that should be classified as proved reserves as a result of these projects. The cost of unproved leases which become productive is reclassified to proved properties when proved reserves are discovered on the property. Unproved oil and gas interests are carried at the lower of cost or estimated fair market value.

The following table reflects the net changes in unproved property costs for the years ended December 31, 2018 and 2017:

	2018	2017
Beginning Balance	$ 2,988,558	$ 507,169
Additions to Capitalized Property Costs Pending the Determination of Proved Reserves	1,135,798	7,543,631
Reclassifications to Properties Being Amortized Based on the Determination of Proved Reserves	(1,949,427)	(507,169)
Capitalized Property Costs Charged to Expense	(109,020)	(4,555,073)
Ending Balance	**$ 2,065,909**	$ 2,988,558

The Company expects to complete its evaluation of these costs in 2019.

Note 3.   Commodity Derivative Instruments

The cash settlements of commodity derivative instruments are recorded into revenue. Outstanding instruments not qualifying for hedge accounting treatment are recorded on the balance sheet at fair value, and changes in fair value are recognized in earnings as unrealized gains and losses.

For the year ended December 31, 2018, the Company recognized net realized losses of $1,428,427 as the result of commodity derivative instruments settled during the period, and net unrealized gains of $1,872,056 as a result of fair valuation adjustments, in the consolidated statement of operations and members' equity. For the year ended December 31, 2017, the Company recognized net realized losses of $81,368 as the result of commodity derivative instruments settled during the period, and net unrealized gains of $151,108 as a result of fair valuation adjustments, in the consolidated statement of operations and members' equity.

As of December 31, 2018, the Company had the following oil and gas commodity derivative contracts still in place:

Production Period	Instrument Type	Volume		Price
Natural Gas				
2019	Call	53,235 MMBtu	$	3.20
2019	Call	20,000 MMBtu	$	3.62
2019	Put	53,235 MMBtu	$	2.65
2019	Put	20,000 MMBtu	$	3.00
Crude Oil				
2019	Call	38,007 Bbls	$	68.00
2019	Call	60,000 Bbls	$	83.00
2019	Put	38,007 Bbls	$	55.00
2019	Put	60,000 Bbls	$	60.00

At December 31, 2018, the Company had gross liabilities of $53,855 and gross assets of $1,335,837, related to the estimated fair value of these derivative instruments. Commodity derivative instruments expected to settle for gains in the next twelve months totaled $1,335,837, at December 31, 2018. Commodity derivative instruments expected to settle for losses in the next twelve months totaled $53,855, at December 31, 2018. All of the Company's commodity derivative instruments expire by December 31, 2019.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 4.   Asset Retirement Obligations

The Company accounts for plugging and abandonment costs in accordance with FASB ASC 410.

A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations as of December 31, 2018 and 2017, is as follows:

	2018	2017
Beginning Balance	$ 10,594,922	$ 11,575,423
Liabilities Incurred	423,563	62,029
Liabilities Settled	(321,051)	(185,316)
Liabilities Associated with Sales of Properties	-	(516,825)
Accretion Expense	632,278	586,982
Revisions	-	(927,371)
Ending Balance	$ 11,329,712	$ 10,594,922

Note 5.   Short-Term Debt

The Company finances its annual insurance premiums through a financing facility. Payments total $77,107 per month. At December 31, 2018, the balance outstanding totaled $154,214 and was included in accounts payable and accrued expenses on the consolidated balance sheet.

Note 6.   Fair Value of Financial Instruments

The Company's commodity derivative instruments carried on the consolidated balance sheets are carried at estimated fair value. The Company accounts for fair value in accordance with FASB ASC Topic 820, *Fair Value Measurement*, which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 6. Fair Value of Financial Instruments (Continued)

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the years ended December 31, 2018 and 2017.

The valuation of the Company's assets measured on a recurring basis by the above fair value hierarchy at December 31, 2018 and 2017, is as follows:

December 31, 2018	Total	Level 1	Level 2	Level 3
Assets				
Commodity Derivative Instruments:				
Short-Term	$ 1,335,837	$ -	$ 1,335,837	$ -
Liabilities				
Commodity Derivative Instruments:				
Short-Term	$ 53,855	$ -	$ 53,855	$ -
December 31, 2017	Total	Level 1	Level 2	Level 3
Assets				
Commodity Derivative Instruments:				
Short-Term	$ 102,512	$ -	$ 102,512	$ -
Liabilities				
Commodity Derivative Instruments:				
Short-Term	$ 692,586	$ -	$ 692,586	$ -

UPSTREAM EXPLORATION HOLDINGS LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

Note 7.   Income Taxes

Income tax consisted of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Current Tax Expense (Benefit)	$ 107,249	$ (25,774)
Deferred Tax Expense	5,223,510	1,202,446
Total Provision for Income Taxes	**$ 5,330,759**	$ 1,176,672

The Company's effective income tax rate differs from what would be expected if the federal statutory rate were applied to income before provision for income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes and due to the change in federal income tax rates described in Note 1.

Deferred tax assets (liabilities) are comprised of the following at December 31, 2018 and 2017:

	2018	2017
Deferred Tax Assets		
Asset Retirement Obligations	$ 382,619	$ 300,878
Commodity Derivative Instruments	-	149,289
Net Operating Loss Carryforward	1,213,590	572,075
Other	32,038	1,284
	1,628,247	1,023,526
Valuation Allowance	-	-
Net Deferred Tax Assets	1,628,247	1,023,526
Deferred Tax Liabilities		
Prepaid Expenses	(107,385)	(59,694)
Inventory	-	(64,353)
Commodity Derivative Instruments	(326,905)	-
Property and Equipment	(6,058,251)	(540,263)
Deferred Tax Liabilities	(6,492,541)	(664,310)
Net Deferred Tax (Liabilities) Assets	$ (4,864,294)	$ 359,216

The Company has net operating loss carryforwards totaling $4,759,176 at December 31, 2018, that can be utilized to offset future taxable income, subject to limitations imposed by the Tax Reform Act described in Note 1.

Note 8.   Significant Customers

For the year ended December 31, 2018, two customers made up approximately 92% of the Company's revenue and approximately 96% of oil and gas sales receivable at December 31, 2018.

For the year ended December 31, 2017, three customers made up approximately 96% of the Company's revenue and approximately 90% of oil and gas sales receivable at December 31, 2017.

Note 9.   Commitments and Contingencies

In the course of its normal business affairs, the Company is subject to possible loss contingencies arising from federal, state, and local environmental, health, and safety laws and regulations and third-party litigation. There are no matters which, in the opinion of management, will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

The Company leases office space under an operating lease agreement expiring in August 2019.

The total minimum rental commitment due under this lease at December 31, 2018, is as follows:

Year Ending December 31,	Amount
2019	$ 183,913
Total	$ 183,913

Rent expense totaled $294,576 and $262,849, for the years ended December 31, 2018 and 2017, respectively.

Note 10.   Employee Benefit Plan

A 401(k) employee benefit plan was adopted in 2016 that covers substantially all employees. The Company matches a portion of employee contributions pursuant to the Plan Document.

Contributions to the plan totaled $213,554 and $104,686, for the years ended December 31, 2018 and 2017, respectively.

Notes to Consolidated Financial Statements

Note 11.   Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through April 2, 2019, the date these consolidated financial statements were available to be issued and determined that there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.